FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                20 December 2004

                        Commission File Number 000-02404



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



             Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Response to EPO Statement dated 20 December 2004




                                20 DECEMBER 2004

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                  Response to today's earthport plc statement

The Board of Baltimore notes with interest earthport plc's announcement of a possible offer to acquire Baltimore. The Board has not had any approach from earthport plc nor does it have any details of a proposed offer but if and when it does it will consider this matter with its professional advisers and respond as appropriate. Baltimore will continue to vigorously defend the claim brought against it by earthport plc and will tomorrow be seeking an order from the High Court that earthport plc provides further information previously requested regarding its claim.

                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd.                             Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Baltimore Technologies plc

                                                By:         /s/Tim Lovell
                                                Name:       Tim Lovell
                                                Title:      Finance Director


Date: 20 December 2004